JACKSON L. MORRIS
Attorney at Law
Admitted in Florida and Georgia (inactive)
3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com
www.Rule144Solution.com

September 16, 2008

Submitted by EDGAR

Christine Davis
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:    New Mexico Software, Inc.
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarterly period ended March 31, 2008
Commission File No.  333-30176

Dear Ms. Davis:

This is a follow-up to my letter to you of August 29, 2008, in which I committed to a substantive response to you by September 15, 2008.  The management of New Mexico Software, consisting of two persons, is diligently pursuing compliance with the regulations identified in your correspondence.  However, the volume of materials to which you have referred management, the confusing and very general nature of the guidance provided in those materials, the lack of clearly identified courses of action provided in those materials, in addition to the day-to-day obligations of running a public company for the ultimate benefit of public stockholders, have proven overwhelming. Over a year ago, New Mexico Software engaged a consultant at significant expense to evaluate operations and recommend controls and procedures.  The consultant did not perform in a timely manner and was terminated before completion of her assignment.  Management has implemented controls and procedures and evaluates the effectiveness of the controls and procedures.  Management intends to persevere in the task of compliance, but it would appear that a minimum of an additional thirty days will be needed.  Accordingly, I will advise you on or about October 15, 2008 regarding management’s progress and at that time, hopefully, be able to substantively respond to the staff’s comment letters.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc:     Richard Govatski, President
New Mexico Software, Inc.